UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 21

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 7,170,999 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,170,999 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 3 of 21

1.	Names of Reporting Persons. The Ruby Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 229,135 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,135 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 4 of 21

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 13,071,329 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,071,329 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 22.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 5 of 21

1.	Names of Reporting Persons. SR-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 1,847,742 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,742 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.2% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 6 of 21

1.	Names of Reporting Persons. Shannon Rowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 1,847,742 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,847,742 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 7 of 21

1.	Names of Reporting Persons. WK-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 879,877 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,877 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.5% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 8 of 21

1.	Names of Reporting Persons. William X. Kerber, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 1,348,175 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,348,175 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 9 of 21

1.	Names of Reporting Persons. Jeffrey D. York
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 1,367,391 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,367,391 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 10 of 21

1.	Names of Reporting Persons. ELK II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 40,093 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,093 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 11 of 21

1.	Names of Reporting Persons. SLY II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 40,093 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,093 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 12 of 21

1.	Names of Reporting Persons. Lenox Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 82,186 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,186 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

CUSIP No. 70432V102	Page 13 of 21

1.	Names of Reporting Persons. Robert J. Levenson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,360,354 (1)
	9.	Sole Dispositive Power 476,745 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 476,745 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Based on 53,808,304 shares of Common Stock outstanding as of April 14, 2014, as disclosed in the Issuer’s prospectus dated April 14, 2014, which was filed by the Issuer with the SEC on April 15, 2014, as adjusted to include 4,606,882 shares of Common Stock issued on April 21, 2014 in connection with the Issuer’s IPO.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7501 W. Memorial Road, Oklahoma City, Oklahoma 73142.

Item 2. Identity and Background.

(a) This Schedule 13D is filed jointly by the following persons: Ernest Group, Inc., an Oklahoma corporation (“Ernest Group”); The Ruby Group, Inc., an Oklahoma corporation (“The Ruby Group”); Chad Richison (“Mr. Richison”); SR-EGI, Inc., an Oklahoma corporation (“SR-EGI”); Shannon Rowe (“Ms. Rowe”); WK-EGI, Inc., an Oklahoma corporation (“WK-EGI”); William X. Kerber, III (“Mr. Kerber”); Jeffrey D. York (“Mr. York”); ELK II 2012 Descendants’ Trust u/a dated December 26, 2012 (“ELK Trust”); SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 (“SLY Trust”); Lenox Capital Group, LLC, a Delaware limited liability company (“Lenox Capital”); and Robert J. Levenson (“Mr. Levenson” and, collectively with Ernest Group, The Ruby Group, Mr. Richison, SR-EGI, Ms. Rowe, WK-EGI, Mr. Kerber, Mr. York, ELK Trust, SLY Trust and Lenox Capital, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison, the Ava L Richison 2012 Irrevocable Trust dated December 21, 2012, the Abrie R Richison 2012 Irrevocable Trust dated December 21, 2012, the Gabriel R Richison 2012 Irrevocable Trust Dated December 21, 2012 and the Ian D Richison 2012 Irrevocable Trust dated December 21, 2012. Mr. Richison serves as trustee of each of the foregoing trusts and may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by The Ruby Group. Ms. Rowe is the sole director of SR-EGI and SR-EGI is owned by Ms. Rowe, the Charles Gene Rowe 2013 Irrevocable Trust Agreement dated the 16th day of October, 2013 and the Ruby Rose 2013 Irrevocable Trust Agreement dated the 16th day of October, 2013. Ms. Rowe serves as trustee of each of the foregoing trusts and may be deemed to beneficially own the shares of Common Stock owned by SR-EGI. Mr. Kerber is the sole director of WK-EGI and WK-EGI is wholly owned by Mr. Kerber, the Abigale O. Kerber 2013 Irrevocable Trust U/A/D July 24, 2013 and the William X. Kerber, IV 2013 Irrevocable Trust U/A/D July 24, 2013. Mr. Kerber may be deemed to beneficially own the shares of Common Stock owned by WK-EGI. Mr. Levenson is the settlor of each of ELK Trust and SLY Trust and the managing member of Lenox Capital. Mr. Levenson may be deemed to beneficially own the shares of Common Stock owned by ELK Trust, SLY Trust and Lenox Capital.

(b)-(c) The principal business address and present principal occupation or principal business of each of the Reporting Persons is set forth on Annex A hereto.

(d)-(e) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or jurisdiction of formation or organization for each of the Reporting Persons is set forth on Annex A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s initial public offering of 6,645,000 shares of Common Stock (the “IPO”), the underwriters for the IPO arranged a directed share program (the “Directed Share Program”) pursuant to which 6.4% of the shares of Common Stock offered in the IPO were reserved for sale to the Issuer’s officers, directors, employees, and certain other individuals at the IPO price. On April 21, 2014, Messrs. Richison and Kerber used personal funds to acquire 52,600 and 5,000 shares of Common Stock, respectively, through the Directed Share Program, for an aggregate purchase price of $789,000 and $75,000, respectively.

Item 4. Purpose of Transaction.

The acquisitions of shares of Common Stock by Messrs. Richison and Kerber were made for investment purposes. Messrs. Richison and Levenson currently serve as directors of the Issuer, pursuant to which they will participate in, and have the opportunity to vote on, matters that are presented to the board of directors of the Issuer.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon each factor discussed below and each other factor (which may be unknown at this time) that is or may become relevant, the Reporting Persons plan to consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to those enumerated above.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 1, 2014, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Ernest Group, Inc.	7,170,999		12.3%	0	46,360,354	(1)	7,170,999	(2)	0
The Ruby Group, Inc.	229,135		0.4%	0	46,360,354	(1)	229,135	(2)	0
Chad Richison	13,071,329	(3)	22.4%	0	46,360,354	(1)	13,071,329	(2)	0
SR-EGI, Inc.	1,847,742		3.2%	0	46,360,354	(1)	1,847,742	(2)	0
Shannon Rowe	1,847,742	(4)	3.2%	0	46,360,354	(1)	1,847,742	(2)	0
WK-EGI, Inc.	879,877		1.5%	0	46,360,354	(1)	879,877	(2)	0
William X. Kerber, III	1,348,175	(5)	2.3%	0	46,360,354	(1)	1,348,175	(2)	0
Jeffrey D. York	1,367,391	(6)	2.3%	0	46,360,354	(1)	1,367,391	(2)	0
ELK II 2012 Descendants’ Trust u/a dated December 26, 2012	40,093		0.1%	0	46,360,354	(1)	40,093	(2)	0
SLY II 2012 Descendants’ Trust u/a dated December 26, 2012	40,093		0.1%	0	46,360,354	(1)	40,093	(2)	0
Lenox Capital Group, LLC	82,186		0.1%	0	46,360,354	(1)	82,186	(2)	0
Robert J. Levenson	476,745	(7)	0.8%	0	46,360,354	(1)	476,745	(2)	0

(1)	Consists of (a) 5,671,195 shares of Common Stock owned by Mr. Richison, including 5,029,210 shares of restricted stock, (b) 7,170,999 shares of Common Stock owned by Ernest Group, (c) 229,135 shares of Common Stock owned by The Ruby Group, (d) 27,587,654 shares of Common Stock owned by Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS X”), (e) 148,103 shares of Common Stock owned by WCAS Management Corporation (“WCASM”), (f) 293,155 shares of Common Stock owned by WCAS Capital Partners, IV, L.P. (“WCAS Capital IV”), (g) 1,847,742 shares of Common Stock owned by SR-EGI, (h) 468,298 shares of Common Stock owned by Mr. Kerber, including 394,899 shares of restricted stock, (i) 879,877 shares of Common Stock owned by WK-EGI, (j) 1,367,391 shares of Common Stock owned by Mr. York, including 388,064 shares of restricted stock, (k) 314,373 shares of Common Stock owned by Mr. Levenson, (l) 40,093 shares of Common Stock owned by ELK Trust, (m) 40,093 shares of Common Stock owned by SLY Trust, (n) 82,186 shares of Common Stock owned by Lenox Capital and (o) 220,060 shares of Common Stock owned by the Estate of Richard Aiello. Given the terms of the Stockholders’ Agreement (defined herein), the parties thereto and their affiliates, including the Reporting Persons and the Estate of Richard Aiello, may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.
(2)	Excludes all shares of Common Stock other than those beneficially owned by the Reporting Person.
(3)	Includes 5,029,219 shares of restricted stock, 7,170,999 shares of Common Stock owned by Ernest Group and 229,135 shares of Common Stock owned by The Ruby Group. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by Ernest Group and The Ruby Group.
(4)	Represents shares of Common Stock owned by SR-EGI. Ms. Rowe is the sole director of SR-EGI and SR-EGI is wholly owned by Ms. Rowe and certain trusts for the benefit of Ms. Rowe’s children. Ms. Rowe may be deemed to beneficially own the shares of Common Stock owned by SR-EGI.
(5)	Includes 394,899 shares of restricted stock and 879,877 shares of Common Stock owned by WK-EGI. Mr. Kerber is the sole director of WK-EGI and WK-EGI is wholly owned by Mr. Kerber and certain trusts for the benefit of Mr. Kerber’s children. Mr. Kerber may be deemed to beneficially own the shares of Common Stock owned by WK-EGI.
(6)	Includes 388,064 shares of restricted stock.
(7)	Includes 40,093 shares of Common Stock owned by ELK Trust, 40,093 shares of Common Stock owned by SLY Trust and 82,186 shares of Common Stock owned by Lenox Capital. Mr. Levenson is the settlor of each of ELK Trust and SLY Trust and the managing member of Lenox Capital. Mr. Levenson may be deemed to beneficially own the shares of Common Stock owned by ELK Trust, SLY Trust and Lenox Capital.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders’ Agreement

The Issuer, WCAS X, WCASM, WCAS Capital IV, Ms. Rowe, Messrs. Richison, Kerber, York, and Levenson, ELK Trust, SLY Trust, Lenox Capital and the Estate of Richard Aiello are parties to an Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”). Among other things, the Stockholders’ Agreement provides that upon the completion of the IPO and for so long as the parties thereto continue to collectively hold 40% of the Issuer’s issued and outstanding shares of Common Stock, each party will vote and take all other necessary and desirable action within such party’s control to (a) cause the authorized number of directors of the Issuer’s board of directors to be established at seven and (b) elect to the Issuer’s board of directors: (i) three representatives designated by the holders of a majority of the shares of Common Stock held by WCAS X and any of its affiliates to which shares of Common Stock are transferred pursuant to the Stockholders’ Agreement, (ii) one representative designated by the holders of a majority of the shares of Common Stock held by WCAS Capital IV and any of its affiliates to which shares of Common Stock are transferred pursuant to the Stockholders’ Agreement and (iii) subject to certain conditions, one representative designated by the holders of a majority of the shares of Common Stock held by Ms. Rowe, Messrs. Richison, Kerber, York and Levenson and the Estate of Richard Aiello and any of their affiliates, who shall be Mr. Richison for so long as he is employed by the Issuer. WCAS X and its affiliates have effectively designated four representatives to the Issuer’s initial board of directors. Mr. Levenson, Sanjay Swani and Rob Minicucci were designated by WCAS X. Conner Mulvee was designated by WCAS Capital IV.

The Stockholders’ Agreement further provides that, so long as WCAS X and certain of its affiliates (collectively, the “WCAS X Holders”) and WCAS Capital IV and certain of its affiliates, on an aggregate basis, continue to hold 40% of the Issuer’s issued and outstanding shares of Common Stock, each party will cast all votes to which it is entitled to vote, directly or indirectly, in respect of the shares of Common Stock, in the same proportion as the shares of Common Stock held by the WCAS X Holders are voted by the WCAS X Holders for or against any sale, recapitalization, merger, consolidation, reorganization or any other transaction or series of transactions involving the Issuer or its subsidiaries, and in the case of any proposed tender offer for the securities of the Issuer to tender or withhold his, her or its shares in the same proportion as are tendered and/or withheld by the WCAS X Holders. In addition, each of the parties to the Stockholders’ Agreement appointed WCAS X Associates, LLC as the person’s true and lawful proxy and attorney-in-fact, with full power of substitution to vote at any annual or special meeting of the stockholders of the Issuer, or to take any action by written consent in lieu of such meeting with respect to, or to otherwise take action in respect of all shares and other voting securities of the Issuer directly or indirectly owned or held of record by the stockholder for the election or removal of directors and the other matters described in the Stockholders’ Agreement.

The Stockholders’ Agreement will terminate upon the latest of the date on which (x) Mr. Richison ceases to be the Issuer’s Chief Executive Officer, (y) Mr. Richison ceases to be a director of the Issuer and (z) the parties to the Stockholders’ Agreement collectively cease to own less than 40% of the Issuer’s issued and outstanding shares of Common Stock. The foregoing description of certain terms of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is included as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreements

Shares of Common Stock owned by each of the Reporting Persons are subject to lock-up agreements, pursuant to which, for a period of 180 days after the date of the final prospectus (subject to certain limited exceptions described below) the Reporting Persons cannot, directly or indirectly, without the prior written consent of the underwriters, (a) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by them in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for, or that represent the right to receive shares of, Common Stock (other than shares that were sold in the IPO), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (c) cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s other securities, or (d) publicly disclose the intention to do any of the foregoing.

Each of the lock-up agreements contains certain exceptions, including the disposition of shares of Common Stock purchased in open market transactions after the completion of the IPO, bona fide gifts, sales, transfers or other dispositions of shares of any class of Common Stock, including by will or intestacy, made exclusively between and among a Reporting Person and members of such Reporting Person’s family or certain other persons, and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.

After the expiration of the 180-day lock-up period, shares of Common Stock subject to the lock-up agreements may be sold in the public market in the United States, subject to prior registration in the United States or in reliance upon an exemption from registration, including compliance with the volume restrictions of Rule 144 promulgated under the Securities Act of 1933, as amended. A copy of the form of lock-up agreement covering shares owned by each of the Reporting Persons is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Restricted Stock

On January 1, 2014, the Issuer issued shares of restricted stock under the Paycom Software, Inc. 2014 Long-Term Incentive Plan to each of Messrs. Richison, York and Kerber to replace unvested management incentive units previously owned by such persons. These grants were designed to provide Messrs. Richison, York and Kerber with shares of restricted stock equivalent in value to the management incentive units and are subject to the terms of restricted stock award agreements. Approximately 50% of the shares awarded to each of Messrs. York and Kerber are subject to time-based vesting conditions and approximately 50% of the shares are subject to performance-based vesting conditions. Approximately 25% of the shares awarded to Mr. Richison are subject to time-based vesting conditions and approximately 75% of the shares are subject to performance-based vesting conditions.

The shares of restricted stock that are subject to time-based vesting conditions either vest: (i) 25% on each of the first four anniversaries of the date of grant of the previously issued management incentive units (for the shares of restricted stock granted to replace equity incentive units awarded on April 3, 2012), provided that the person is employed by the Issuer on that date, (ii) 20% on each of the first five anniversaries of the date of grant of the previously issued management incentive units (for the shares of restricted stock granted to replace equity incentive units awarded on October 14, 2013 or April 17, 2013), provided that the person is employed by the Issuer on that date, or (iii) upon a change in control (as defined in the restricted stock award agreement).

Shares of restricted stock subject to performance-based vesting conditions vest one-half upon the Issuer reaching a total enterprise value of $1.4 billion and one-half upon the Issuer reaching a total enterprise value of $1.8 billion, provided that the person is employed by the Issuer on that date. For purposes of the restricted stock award agreements, “total enterprise value” is defined as the sum of: (i) the product of (A) the volume weighted average price of a share of Common Stock not subject to vesting or other restrictions multiplied by (B) the number of outstanding shares of Common Stock, (ii) for each other class or series of equity securities of the Issuer, if any, the product of (A) the volume weighted average price per share for such class or series of such equity securities of the Issuer multiplied by (B) the number of shares of such class or series of such equity securities of the Issuer, and (iii) the principal amount of the Issuer’s outstanding funded indebtedness less the aggregate amount of cash and cash equivalents of the Issuer (exclusive of funds held on behalf of clients). The Issuer’s total enterprise value includes outstanding shares of restricted stock and calculates the value of such shares as if there were no vesting or other restrictions.

All unvested shares of restricted stock will become fully vested in the event of the applicable Reporting Person’s death while performing his duties and responsibilities for the Issuer. In the event of a termination of service of the applicable Reporting Person due to disability, by the applicable Reporting Person for good reason (as defined in the Reporting Person’s employment agreement), by the Issuer without cause (as defined in the Reporting Person’s employment agreement), or death (other than while performing his duties and responsibilities for the Issuer), the Issuer’s board of directors may, in its sole discretion, accelerate vesting of all or any portion of the unvested shares of restricted stock. Further, if Mr. Richison’s employment is terminated by the Issuer without cause (as defined in his employment agreement), all unvested shares of restricted stock subject to time-based vesting conditions will remain outstanding and eligible for vesting for one year following such termination of employment, and the board of directors may accelerate the vesting of the other remaining unvested shares of restricted stock, in its discretion. Other than as provided above, all unvested shares of restricted stock shall be forfeited upon the applicable Reporting Person’s termination of service or upon engaging in certain forfeiture activities involving violations of noncompetition, noninterference, non-solicitation provisions of his employment agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description of Exhibit

24.1	Power of Attorney (filed herewith).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (filed herewith).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among the Issuer, Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed March 10, 2014 by the Issuer with the SEC).

99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K of the Issuer filed April 21, 2014 by the Issuer with the SEC).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2014

ERNEST GROUP, INC.

By:	/s/ Chad Richison
	Name:	Chad Richison
	Title:	Director

THE RUBY GROUP, INC.

By:	/s/ Chad Richison
	Name:	Chad Richison
	Title:	Director

CHAD RICHISON

/s/ Chad Richison

SR-EGI, INC.

By:	/s/ Shannon Rowe
	Name:	Shannon Rowe
	Title:	Director

SHANNON ROWE

/s/ Shannon Rowe

WK-EGI, INC.

By:	/s/ William X. Kerber, III
	Name:	William X. Kerber, III
	Title:	Director

WILLIAM X. KERBER, III

/s/ William X. Kerber, III

JEFFREY D. YORK

/s/ Jeffrey D. York

ELK II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	/s/ Steven S. Elbaum
	Name:	Steven S. Elbaum
	Title:	Trustee

SLY II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	/s/ Steven S. Elbaum
	Name:	Steven S. Elbaum
	Title:	Trustee

LENOX CAPITAL GROUP, LLC

By:	/s/ Robert J. Levenson
	Name:	Robert J. Levenson
	Title:	Managing Member

ROBERT J. LEVENSON

/s/ Robert J. Levenson

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (filed herewith).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (filed herewith).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among the Issuer, Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed March 10, 2014 by the Issuer with the SEC).

99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K of the Issuer filed April 21, 2014 by the Issuer with the SEC).

ANNEX A

The names, present principal occupations (for individuals) or present principal business (for entities), and citizenship (for individuals) or jurisdiction of formation or organization (for entities) of the Reporting Persons are set forth below. The principal business address for each of the Reporting Persons is 7501 W. Memorial Road, Oklahoma City, Oklahoma 73142.

Name of Reporting Person	Principal Occupation or Business	Citizenship or Jurisdiction of Formation or Organization

Chad Richison	President, Chief Executive Officer and Director of the Issuer	United States

Ernest Group, Inc.	Investing in the Issuer’s securities	Oklahoma

The Ruby Group, Inc.	Investing in the Issuer’s securities	Oklahoma

Shannon Rowe	Employee of the Issuer	United States

SR-EGI, Inc.	Investing in the Issuer’s securities	Oklahoma

William X. Kerber, III	Chief Information Officer of the Issuer	United States

WK-EGI, Inc.	Investing in the Issuer’s securities	Oklahoma

Jeffrey D. York	Chief Sales Officer of the Issuer	United States

Robert J. Levenson	Founder and managing member of Lenox Capital Group, LLC; Director of the Issuer	United States

ELK II 2012 Descendants’ Trust u/a dated December 26, 2012	Investing trust assets	Florida

SLY II 2012 Descendants’ Trust u/a dated December 26, 2012	Investing trust assets	Florida

Lenox Capital Group, LLC	Private venture capital investment company whose primary business is focused on investing in early stage software technology and service companies	Delaware

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
4/21/2014	Mr. Richison	52,600	—	$15.00	Purchase from underwriters in Directed Share Program in the IPO
4/21/2014	Mr. Kerber	5,000	—	$15.00	Purchase from underwriters in Directed Share Program in the IPO
4/21/2014	ELK Trust	—	38,500	$13.95	Sale to underwriters in connection with the IPO
4/21/2014	SLY Trust	—	38,500	$13.95	Sale to underwriters in connection with the IPO
4/21/2014	Lenox Capital	—	75,000	$13.95	Sale to underwriters in connection with the IPO